

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

November 3, 2009

Mr. Alex Stelmak
Chief Executive Officer
Advanced Technologies Group, Inc.
331 Newman Springs Road, Suite 143
Red Bank, NJ 07701

> **Re:** **Advanced Technologies Group, Inc.**
> **Form 10-K**
> **File No. 000-30987**
> **Filed May 18, 2009**
> **Supplemental Response Letter**
> **Dated September 4, 2009**

Dear Mr. Stelmak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

1. We note your response to prior comments two and six from our letter dated August 3, 2009. We also specifically note your Form 8-K dated March 17, 2009 indicates that the company completed the sale of the membership interest to FX Direct on March 17, 2009. Please provide us with your legal analysis supporting the December 31, 2008 effective sale date, and closing date, given the agreement

date, and the conditions precedent contained in the agreement. In this respect please provide us with your analysis supporting your recording of the transaction as of January 31, 2009.

Executive Compensation, page 23

2.   We note your response to prior comment four. Please amend your Form 10-K to incorporate substantially all of your response to this comment. In addition, please revise to present the entire $3.1 million payment in the appropriate column in your Summary Compensation Table for the fiscal year ended January 31, 2009 as this is when the employment agreements entitling your named executive officers to payment was entered into and the conditions for receiving payment was achieved or advise why an alternate approach is more appropriate.

Financial Statements

General

3.   We have reviewed your response to our prior comment six, noting that you accounted for the sale of your 25% joint investment interest as a revenue generating activity under SAB Topic 13. Considering you accounted for this investment using the cost method under APB 18, SAB Topic 13 would not apply to the sale. We note your assertion that the transfer of assets was "perfunctory" in nature, but you have not demonstrated how you relinquished control of the assets prior to closing of the transaction in March 2009. Further, the agreement did not have any provision that provided transfer of control of the assets prior to closing. Please advise or revise to reflect this transaction in the proper period.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Dave Link at (202) 551-3356 at with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Brian Brodrick
Fax: (212) 262-5152